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EXHIBIT (a)(1)(vii)

Form of Letter

To:
Eligible Entercom Communications Corp. Employees

From:
John C. Donlevie, Executive Vice President, Secretary and General Counsel

Date:                          , 2006

Dear Entercom Communications Corp. Employee:

        This letter will confirm that we have accepted your election to participate in the Entercom Communications Corp. Offer to Exchange Certain Outstanding Options. Accordingly, your Eligible Options have been cancelled and you now have the right to receive shares of restricted stock in accordance with the terms of the Offer to Exchange. The Company will deliver to you a Restricted Stock Grant Instrument as soon as practicable.

        Enclosed is your Election to Exchange Form countersigned by us. This countersigned election form confirms the number of shares accepted by us for exchange.

Thank you,

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  EXHIBIT (a)(1)(vii)